Mail Stop 3561

December 10, 2008

Michael J. McKelvey, Ph. D.
Chief Executive Officer
eResearch Technology, Inc.
30 South 17th Street
Philadelphia, PA 19103

> **Re:** **eResearch Technology, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 000-29100**

Dear Dr. McKelvey;

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why a comment is inapplicable. Please be as detailed as necessary in your explanation. You should comply with this comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set below. Please understand that after our review of your response, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Executive Compensation</u>

1. We note your response to comment two of our letter dated November 5, 2008, we reissue the comment in part. We requested a quantitative discussion of all the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. In our prior letter, we noted that revenues, pre-tax income and bookings were used to determine executive incentive-based compensation. Your response indicates that disclosure of the revenues and pre-tax income targets would cause competitive harm to eResearch Technology because it would allow "competitors an insight into our core strategies … we believe that disclosing these specific Targets would provide our competitors the ability to realign their priorities to

compete with us and provide potential strategies that a competitor may not otherwise have identified." In particular we note that your actual revenues and pre-tax income for the company are known for fiscal 2007. Given that the actual revenues and pre-tax income are known, please disclose the specific performance targets used to determine the incentive amounts or provide us with detailed discussion of how the disclosure of each specific target would cause the company competitive harm. Specifically address why the disclosure of the specific targets would cause competitors to realign their priorities and provide potential strategies to a competitor.

* * * * *

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct questions to John Dana Brown at (202) 551-3859 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Keith Schneck
        Fax: (215) 972-0414